Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2023 Annual and Special Meeting of Shareholders

● Corporate presentation and management webcast available for replay on website

CALGARY, June 12, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that at our annual and special meeting of shareholders held on June 12, 2023, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2023 Annual and Special Meeting and Management Proxy Circular dated May 1, 2023 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1. Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2. Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	25,818,199	82.24%	5,576,628	17.76%
John Brydson	24,111,821	76.80%	7,283,006	23.20%
Raymond D. Crossley	23,547,340	75.00%	7,847,487	25.00%
Michael J. Faust	25,830,772	82.28%	5,564,055	17.72%
Edward H. Kernaghan	25,634,192	81.65%	5,760,635	18.35%
Stephen Loukas	25,419,608	80.97%	5,975,219	19.03%
Gordon Ritchie	26,326,905	83.86%	5,067,922	16.14%

3. Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
20,852,095	66.42%	10,542,733	33.58%

4. Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the stock option plan until July 12, 2026, was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,387,941	55.38%	14,006,885	44.62%

5. Approval of Unallocated Units Pursuant to the Restricted and Performance Share Unit Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the restricted and performance share unit plan, until July 12, 2026 was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,972,915	69.99%	9,422,001	30.01%

CORPORATE PRESENTATION AND WEBCAST

Today, Obsidian Energy’s management team held a webcast presentation live on the Internet (the “Presentation”) for investors, shareholders and stakeholders to discuss the Company’s strategy, assets, value and plans for the future. The corporate presentation has been posted to our website, and the full webcast Presentation is available for replay either through our website or directly at the webcast portal.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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